

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2011

<u>Via E-mail</u>

Todd Hays
Chief Executive Officer
Game Trading Technologies, Inc.
10957 McCormick Road
Hunt Valley, Maryland 21031

      Re: Game Trading Technologies, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed April 15, 2011
              File No. 333-141521

Dear Mr. Hays:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ James Allegretto

              James A. Allegretto
              Senior Assistant Chief Accountant